Exhibit 99.8

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2019 of Western Copper and Gold Corporation of our report dated March 18, 2020, relating to the consolidated financial statements, which appears in the Exhibit incorporated by reference in this Annual Report. We also consent to reference to us under the heading “Interest of Experts,” which appears in the Annual Information Form incorporated by reference in this Annual Report on Form 40-F.

signed "PricewaterhouseCoopers LLP"

Chartered Professional Accountants

Vancouver, British Columbia
March 19, 2020